Exhibit 99.7

Industry Canada	Industrie Canada

Restated Certificate of Incorporation	Certificat de constitution à jour

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

World Color Press Inc.	256168-9

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the Canada Business Corporations Act as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l’article 180 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les statuts mis à jour ci-joints.

July 21, 2009 / le 21 juillet 2009
Richard G. Shaw	Effective Date of Restatement -
Director - Directeur	Date d’entrée en vigueur de la mise à jour

Industry Canada	Industrie Canada	FORM 7	FORMULAIRE 7
		RESTATED ARTICLES OF	STATUTS CONSTITUTIFS
Canada Business	Loi canadienne sur les	INCORPORATION	MIS À J OUR
Corporations Act	sociétés par actions	(SECTION 180)	(ARTICLE 180)

1 —	Name of the Corporation - Denomination sociale de la société	Corporation No - N° de la sociéte

	WORLD COLOR PRESS INC.	256168 - 9

2 —	The province or territory in Canada where the registered office is situated	La province ou le territoire au Canada où est situé le siège social

Québec

3 —	The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d’actions que la socièté est autorisee a emettre

	See Schedules I and II attached hereto, which form an integral part hereof.	Voir les annexes I et II ci-jointes, lesquelles font partie intégrante des présentes.

4 —	Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s’il y a lieu

	Not applicable	Sans objet.

5 —	Number (or minimum and maximum number) of directors Min. three (3) — Max. fifteen (15), subject to the provisions of Schedule II hereto.	Nombre (ou nombre minimal et maximal) d’administrateurs Min. trois (3) — Max. quinze (15), sous réserve des dispositions de l’annexe II ci-jointe.

6 —	Restrictions, if any, on business the corporation may carry on	Limites imposées à l’activité commerciale de la socièté, s’il y a lieu

	Not applicable.	Sans objet.

7 —	Other provisions, if any	Autres dispositions, s’il y a lieu

Subject to the provisions of Schedule II hereto, the Directors may appoint, without exceeding the number of directors provided by the Articles, one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Sous réserve des dispositions de l’annexe II ci-jointe, les administrateurs peuvent, sans excéder le nombre maximal d’administrateurs prévu aux statuts, nommer un ou plusieurs administrateurs, dont le mandat expire au plus tard à la clôture de la prochaine assemblée annuelle des actionnaires, à condition que le nombre total des administrateurs ainsi nomnés n’excède pas le tiers du nombre des administrateurs élus à la dernière assemblée annuelle.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation

Cette mise a jour des statuts constitutifs demontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulees	8 — Capacity of - En qualite de	9 — Tel No -Nº de tel
	Marie-É Chlumecky	Corporate Secretary	(514) 954-0101

FOR DEPARTMENTAL USE ONLY - À L’USAGE DU MINISTÈRE SEULEMENT

IC 3167 (2003/08)

SCHEDULE I

TO THE RESTATED ARTICLES OF INCORPORATION OF THE CORPORATION

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”) and 12,500,000 Class A Convertible Preferred Shares (the “Class A Preferred Shares”) having the rights, privileges, restrictions and conditions set out in Schedule II attached to the Restated Articles of Incorporation.

* * * * *

SCHEDULE II

TO THE RESTATED ARTICLES OF INCORPORATION OF THE CORPORATION

The rights, privileges, restrictions and conditions attaching to the Common Shares and the Class A Preferred Shares are as follows:

ARTICLE 1
COMMON SHARES

1.1           Voting Rights. The holders of the Common Shares shall be entitled to receive notice of and to attend and to vote at all meetings of shareholders and shall have one (1) vote in respect of each Common Share held at all meetings of shareholders except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

1.2           Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets or funds of the Corporation among its shareholders for the purpose of winding up its affairs (a “Liquidation”), the remaining assets and funds of the Corporation shall, subject to the prior rights and participation rights of the holders of the Class A Preferred Shares, be divided and paid equally and ratably to the holders of the Common Shares.

1.3           Dividend Rights. To the extent permitted under the Act and subject to the prior rights and participation rights of the holders of Class A Preferred Shares, the holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board, out of the assets and funds of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the prior rights and participation rights of the holders of the Class A Preferred Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class or series of shares of the Corporation.

1.4           No Separate Class Vote.  Notwithstanding paragraph 176(1)(a) of the Act, the holders of the Common Shares shall not be entitled to vote separately as a class on a proposal to amend the Articles to increase the maximum number of Class A Preferred Shares or exercise any dissent or appraisal rights under the Act in respect thereof.

ARTICLE 2
CLASS A PREFERRED SHARES

2.1           Voting Rights, Modification of Class A Preferred Share Provisions and Approval of Holders of Class A Preferred Shares.

2.1.1             Voting Rights. The holders of Class A Preferred Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders and shall vote, except as required by the Articles or as required under the Act, together with the holders of Common Shares upon any matter submitted to the shareholders for a vote as a single class. At any such meeting of shareholders, each holder of Class A Preferred Shares shall have that number of votes per share as is equal to the number of Common Shares (rounding fractions of a Common Share to the nearest whole share) into which each such Class A Preferred Share held by such holder could be converted by the holder thereof at the record date for determination of the shareholders entitled to vote on such matter, or if no such record date is fixed, at the close of business on the day immediately preceding the day on which notice of the applicable meeting of shareholders is given (such date, the “Voting Conversion Date”), such votes to be counted together with the Common Shares and not counted separately as a class except where a separate class or series vote is required by the Articles or the Act, in which case the holders of Class A Preferred Shares shall, solely to the extent required by the Articles or the Act, vote as a single class, and separate from the holders of the Common Shares.

For the purposes of this Section 2.1, the number of Common Shares (rounding fractions of a Common Share to the nearest whole share) into which each Class A Preferred Share held by a holder could be converted pursuant to Section 2.5 hereof shall, subject to Section 2.13 hereof, be determined in accordance with the following conversion rates:

(A)        if the Voting Conversion Date falls within the Fixed Class A Preferred Share Conversion Period, then at the Fixed Class A Preferred Share Conversion Rate (assuming, for the purposes of the Fixed Class A Preferred Share Conversion Rate, that the Class A Preferred Share Optional Conversion Date is the Voting Conversion Date); and

(B)         if the Voting Conversion Date falls within the Floating Class A Preferred Share Conversion Period, then at the Floating Class A Preferred Share Conversion Rate (assuming, for the purposes of the Floating Class A Preferred Share Conversion Rate, that the Class A Preferred Share Optional Conversion Date is the Voting Conversion Date).

2.1.2             Modification of Class A Preferred Share Provisions. The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares may be deleted, varied, modified, amended or amplified by the Corporation with, but only with, the prior approval of the holders of the Class A Preferred Shares as provided for in Subsection 2.1.3 hereof.

2.1.3             Approval of Holders of Class A Preferred Shares. Except for the approvals referred to in Subsections 2.1.4 and 2.1.5 hereof, any approval required to be given under the Articles or the Act at any time by the holders of the Class A Preferred Shares voting as a separate class shall be given by Special Resolution by the holders of the Class A Preferred Shares voting separately as a class.

2.1.4             Class A Preferred Share Trigger Event Board Election Rights.  If (A) a Class A Preferred Share Trigger Event has occurred and is continuing or (B) the full amount of all Cash Dividends accrued on the Class A Preferred Shares pursuant to Subsections 2.4.1, 2.4.2, 2.4.5 and 2.4.6 has not been paid in full for eight (8) Class A Preferred Share Quarterly Dividend Periods (irrespective of whether such Class A Preferred Share Quarterly Dividend Periods are consecutive or whether such Cash Dividends are permitted under the Act or are prohibited by the Exit Facilities), as of the day that is twenty-one (21) days after the holders of not less than five percent (5%) of the Class A Preferred Shares then issued and outstanding have delivered to the Corporation a written requisition to convene a special meeting of the holders of the Class A Preferred Shares to immediately elect to the Board two (2) additional directors (the “Class A Preferred Shareholders’ Nominee Directors”), the holders of the Class A Preferred Shares shall have the exclusive right (voting separately as a class, on an Ordinary Resolution) to elect such Class A Preferred Shareholders’ Nominee Directors at such special meeting irrespective of whether such

Class A Preferred Share Trigger Event is continuing after the last day of such 21-day period.  Unless such special meeting is duly convened by the Board, any holder of Class A Preferred Shares who signed such requisition shall have the right to convene such special meeting.

2.1.5             Term and Removal of Class A Preferred Shareholders’ Nominee Directors.  If the Class A Preferred Shareholders’ Nominee Directors are elected otherwise than at a special meeting of the holders of the Class A Preferred Shares held to remove or replace any Class A Preferred Shareholders’ Nominee Director(s) then in office or to fill a vacancy in the office of a Class A Preferred Shareholders’ Nominee Director, the Class A Preferred Shareholders’ Nominee Directors shall be elected for an initial term expiring at the close of (A) the next ensuing annual meeting of shareholders if such Class A Preferred Shareholders’ Nominee Directors were elected at an annual meeting of shareholders or within six (6) months of the annual meeting of shareholders held immediately before their election or (B) the second ensuing annual meeting of shareholders in all other cases.  If (C) a Class A Preferred Share Trigger Event has occurred and is continuing or (D) the full amount of all Cash Dividends accrued on the Class A Preferred Shares pursuant to Subsections 2.4.1, 2.4.2, 2.4.5 and 2.4.6 has not been paid in full for eight (8) Class A Preferred Share Quarterly Dividend Periods (irrespective of whether such Class A Preferred Share Quarterly Dividend Periods are consecutive or whether such Cash Dividends are permitted under the Act or are prohibited by the Exit Facilities), as of the record date for the determination of shareholders entitled to receive notice of the annual meeting of shareholders at which the initial terms of such Class A Preferred Shareholders’ Nominee Directors shall expire or as of the record date for the determination of shareholders entitled to receive notice of any ensuing annual meeting of shareholders thereafter, the holders of the Class A Preferred Shares shall have the exclusive right to vote, separately as a class, on an Ordinary Resolution to elect to the Board the Class A Preferred Shareholders’ Nominee Directors to hold office until the close of the next ensuing annual meeting of shareholders following the election of such Class A Preferred Shareholders’ Nominee Directors.  If the office of a Class A Preferred Shareholders’ Nominee Director becomes vacant due to resignation, death, bankruptcy or other lack of qualification under the Act, the remaining Class A Preferred Shareholders’ Nominee Director shall have the exclusive right to appoint another person to fill such vacancy. The Class A Preferred Shareholders’ Nominee Directors may only be removed from the Board by an Ordinary Resolution passed at a special meeting of the holders of the Class A Preferred Shares (voting separately as a class), duly convened by holders of not less than five percent (5%) of the Class A Preferred Shares then issued and outstanding.

2.1.6             Amendment of Articles to Increase Number of Directors.  So long as any Class A Preferred Shares are issued and outstanding, the minimum number of directors shall be three (3) directors and, subject to the immediately following sentence, the maximum number of directors shall be eleven (11) directors, of which not more than nine (9) directors shall be elected by the combined vote of the holders of the Common Shares and the holders of the Class A Preferred Shares voting as a single class; and the remaining two (2) directors shall be the Class A Preferred Shareholders’ Nominee Directors or shall be reserved for the election thereof in accordance with Subsections 2.1.4 and 2.1.5 hereof.  The holders of the Class A Preferred Shares shall have the exclusive right at any time and from time to time (voting separately as a class at the special meeting referred to in Subsection 2.1.4 hereof) by Special Resolution to amend the Articles to (A) increase the maximum number of directors and/or (B) authorize the directors to appoint one (1) or more additional directors (not to exceed one-third (1/3) of the number of directors elected at the previous annual meeting of shareholders).

2.1.7             Voting.  On every vote by show of hands or ballot taken at a meeting of holders of Class A Preferred Shares as a single class, each holder entitled to vote thereat shall be entitled to one (1) vote for each Class A Preferred Share held by such holder.

2.1.8             Waiver.  Any of the rights, powers or preferences of the holders of Class A Preferred Shares set forth herein may be defeased and waived upon the approval thereof or affirmative vote thereon given or obtained in accordance with the provisions of Subsection 2.1.3 hereof.

2.1.9             Quorum.  A quorum for a special meeting of the holders of the Class A Preferred Shares shall consist of the holders (irrespective of the number of persons actually present at the meeting) present in person or represented by proxy of not less than forty percent (40%) of the Class A Preferred Shares entitled to vote at the meeting; if, however, the holders of at least forty percent (40%) of the Class A Preferred Shares then issued and outstanding are not present in person or represented by proxy at such meeting within thirty (30) minutes after the time for which the special meeting was convened, the meeting shall be automatically adjourned to a subsequent date, and a quorum for the adjourned special meeting shall consist of the holders (irrespective of the number of persons actually present at the meeting) present in person or represented by proxy of not less than thirty percent (30%) of the Class A Preferred Shares entitled to vote at the special meeting.  A quorum need not be present throughout the meeting provided that a quorum is present at the opening of the meeting.

2.1.10           By-laws.  Except as otherwise provided in Subsections 2.1.3, 2.1.4, 2.1.6, 2.1.7, 2.1.9 or 2.1.11 hereof, the formalities to be observed with respect to the convening and conduct of any meetings of holders of Class A Preferred Shares shall be those from time to time set out in the by-laws of the Corporation with respect to meetings of shareholders or as otherwise provided by the Act.

2.1.11           Shareholder Requisition of Meeting.  For purposes of requisitioning a meeting of shareholders pursuant Section 143 of the Act, the holders of the Class A Preferred Shares shall be deemed to hold that number of issued shares of the Corporation that carry the right to vote that is the greater of (A) the number of Class A Preferred Shares held by them and (B) the number of votes that they would have been entitled to cast at any meeting of shareholders calculated in accordance with Subsection 2.1.1 hereof (assuming, for the purposes of such calculation, that the date of delivery of such requisition in accordance with Section 143 of the Act is the Voting Conversion Date).

2.2           Liquidation, Dissolution or Winding-Up. In the event of a Liquidation, the holders of the Class A Preferred Shares shall be entitled to receive, from and out of the assets and funds of the Corporation, for each Class A Preferred Share held by them an amount (such amount constituting and being herein referred to as the “Class A Preferred Share Liquidation Amount”) equal to the greater of (A) the aggregate of (i) the Class A Preferred Share Original Issuance Price, plus (ii) an amount equal to all Cash Dividends, if any, accrued and unpaid thereon (including accrued and unpaid Cash Dividends calculated on the amount of any Unpaid Cash Dividends), up to but excluding the date of distribution and (B) the amount that such holders would be entitled to receive if all Class A Preferred Shares had been converted into Common Shares at the applicable Class A Preferred Share

Conversion Rate as determined in accordance with the next succeeding paragraph.  The full Class A Preferred Share Liquidation Amount shall be paid to the holders of the Class A Preferred Shares before any amount shall be paid by the Corporation or any assets or funds of the Corporation shall be distributed to holders of the Common Shares of the Corporation. If, upon any Liquidation, the assets or funds available for distribution to the holders of the Class A Preferred Shares are insufficient to permit the payment to such holders of the full Class A Preferred Share Liquidation Amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed rateably among the holders of the Class A Preferred Shares in proportion to the total Class A Preferred Share Liquidation Amount each such holder is otherwise entitled to receive. After payment to the holders of the Class A Preferred Shares of the amounts so payable to them as described in this Section 2.2, the holders of Class A Preferred Shares shall not be entitled to share in any further distribution of the assets or funds of the Corporation.

For the purposes of this Section 2.2, the number of Common Shares (rounding fractions of a Common Share to the nearest whole share) into which each Class A Preferred Share held by a holder could be converted pursuant to Section 2.5 hereof shall, subject to Section 2.13 hereof, be determined in accordance with the following conversion rates:

(A)        if the initial date of distribution of assets or funds of the Corporation to shareholders as part of the Liquidation (the “Initial Date of Liquidation Distribution”) falls within the Fixed Class A Preferred Share Conversion Period, then at the Fixed Class A Preferred Share Conversion Rate (assuming, for the purposes of the Fixed Class A Preferred Share Conversion Rate, that the Class A Preferred Share Optional Conversion Date is the Initial Date of Liquidation Distribution); and

(B)         if the Initial Date of Liquidation Distribution falls within the Floating Class A Preferred Share Conversion Period, then at the Floating Class A Preferred Share Conversion Rate (assuming, for the purposes of the Floating Class A Preferred Share Conversion Rate, that the Class A Preferred Share Optional Conversion Date is the Initial Date of Liquidation Distribution).

2.3           Class A Preferred Share Trigger Event.

2.3.1             A “Class A Preferred Share Trigger Event” shall have occurred if:

2.3.1.1        the Corporation fails to pay all Cash Dividends accrued on the Class A Preferred Shares pursuant to Subsections 2.4.1, 2.4.2, 2.4.5 and 2.4.6 over a Class A Preferred Share Quarterly Dividend Period on the Class A Preferred Share Dividend Payment Date immediately following such Class A Preferred Share Quarterly Dividend Period, where such payment in full is both permitted under the Act and not prohibited by the Exit Facilities (on the terms in effect as of the Original Issuance Date);

2.3.1.2        without the consent of the holders of the Class A Preferred Shares then issued and outstanding given as specified in Subsection 2.1.3 hereof, the Corporation agrees to (A) an amendment or modification of the Exit Facilities that (x) prevents or restricts the Corporation from paying Cash Dividends or from redeeming Class A Preferred Shares where the Corporation would not have been otherwise prevented or restricted, under the terms of the Term Facility Credit

Agreement (on the terms in effect as of the Original Issuance Date) or the Act, from paying Cash Dividends or redeeming Class A Preferred Shares in accordance with the Articles or (y) allows Novink (USA) Corp. to redeem, purchase, repurchase or otherwise retire, either directly or indirectly, any Notes on a basis other than pro rata with the Class A Preferred Shares as described in Subsection 2.6.4 hereof, or (B) any extension of the ABL Maturity Date or the Term Maturity Date beyond three (3) years or any refinancing of the Exit Facilities unless such extended or replacement facilities permit the Corporation to use at least 50% of Excess Cash Flow plus 50% of Net Cash Proceeds to pay Cash Dividends and redeem Class A Preferred Shares on a quarterly basis and otherwise in accordance with Sections 2.4 and 2.6 hereof;

2.3.1.3        the Corporation’s Consolidated Leverage Ratio (determined on a rolling 12-month basis and tested quarterly in accordance with the Term Facility Credit Agreement (on the terms in effect as of the Original Issuance Date)) exceeds 3.5:1;

2.3.1.4        if at any time after the Class A Preferred Shares have been listed on the facilities of the Stock Exchange, the Corporation fails to maintain such listing;

2.3.1.5        the Corporation takes any action without having obtained the requisite approval of the holders of Class A Preferred Shares as required to have been obtained under the Articles or the Act, including the actions contemplated in Sections 2.10 and 2.11 hereof;  or

2.3.1.6        the Corporation breaches or otherwise fails to perform any other material obligation set forth in the Articles (other than an obligation to pay Cash Dividends under Subsections 2.4.1, 2.4.2, 2.4.5 or 2.4.6 hereof or a failure to redeem any Class A Preferred Shares under Subsection 2.6.3 or Subsection 2.6.4 hereof), which breach or failure to perform remains uncured thirty (30) days after delivery of notice in writing to the Corporation of such breach or failure to perform by the holders of Class A Preferred Shares representing not less than five percent (5%) of the Class A Preferred Shares then issued and outstanding.

2.3.2             Notice of Class A Preferred Share Trigger Event. If a Class A Preferred Share Trigger Event has occurred (irrespective of whether such Class A Preferred Share Trigger Event is continuing), then the Corporation shall promptly provide written notice to each of the holders of the Class A Preferred Shares of such occurrence, which notice shall set out the details of such Class A Preferred Share Trigger Event (i.e., the type of Class A Preferred Share Trigger Event that has occurred) and set out the rights of the holders of the Class A Preferred Shares under the Articles in respect thereof.

2.4           Dividend Rights.

2.4.1             Preferential Cash Dividends. Subject to Subsection 2.4.9 hereof, the holders of the Class A Preferred Shares, in preference and priority to the holders of the Common Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board, out of the assets and funds of the Corporation properly applicable to the payment of dividends, cumulative preferential Cash Dividends at the Class A Preferred Share Dividend Rate in effect from time to time calculated on the Class A Preferred Share Original Issuance Price; provided, however, that for any Class A Preferred Share

Quarterly Dividend Period or Partial Class A Preferred Share Quarterly Dividend Period in which a dividend other than a stock dividend payable solely in Common Shares (or solely in securities convertible or exercisable into, or evidencing the right to purchase, Common Shares) is declared on the Common Shares, such Cash Dividends may be increased for such Class A Preferred Share Quarterly Dividend Period or Partial Class A Preferred Share Quarterly Dividend Period in accordance with Subsection 2.4.9 hereof. Such Cash Dividends shall accrue daily as of and from the Original Issuance Date and be payable by quarterly instalments on each of the Class A Preferred Share Dividend Payment Dates, except that the first Class A Preferred Share Dividend Payment Date shall be November 15, 2009, and the Cash Dividends payable on such date, if declared, on each of the Class A Preferred Shares for the period commencing on the Original Issuance Date and ending on November 14, 2009 shall be US$0.25616513.

2.4.2             Cumulation of Dividends and Additional Dividends Calculated on Unpaid Dividends.  If, on any Class A Preferred Share Dividend Payment Date, any Cash Dividends accrued through such date pursuant to Subsection 2.4.1 hereof, this Subsection 2.4.2 or Subsections 2.4.5 or 2.4.6 hereof are not paid in full (“Unpaid Cash Dividends”), then the holders of the Class A Preferred Shares, in preference and priority to the holders of the Common Shares, shall, subject to Subsection 2.4.9 hereof, be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board, out of the assets and funds of the Corporation properly applicable to the payment of dividends, additional cumulative preferential Cash Dividends on the Class A Preferred Shares at the Class A Preferred Share Dividend Rate in effect from time to time calculated on the amount of such Unpaid Cash Dividends. Such additional Cash Dividends shall accrue daily as of and from the first day immediately following the last day of the most recently completed Class A Preferred Share Quarterly Dividend Period, provided, however, that notwithstanding the foregoing provisions of this Subsection 2.4.2, for the period from the Original Issuance Date to November 14, 2009 only, such additional Cash Dividends shall accrue from and after October 1, 2009 on the Cash Dividends accrued in the period from the Original Issuance Date to September 30, 2009 (and for greater certainty the amount of the additional Cash Dividends per Class A Preferred Share for the period from October 1, 2009 to November 14, 2009 is included in the US$0.25616513 amount referred to in the last sentence of Subsection 2.4.1 hereof). The Unpaid Cash Dividends, together with the additional Cash Dividends calculated on such Unpaid Cash Dividends, shall be payable, if declared, on the next ensuing Class A Preferred Share Dividend Payment Date or sooner at the discretion of the Board.

2.4.3             Payment of Cash Dividends.  The Corporation shall pay or cause to be paid any declared Cash Dividends to or to the order of the holders of the Class A Preferred Shares on the record date for the purposes of determining holders of Class A Preferred Shares entitled to receive payment of such Cash Dividends or, if no such record date is fixed, on the date on which the Board passes the resolution declaring the Cash Dividends. Such Cash Dividends shall be payable in US$ and will be paid by mailing or delivering to each such holder of record, on or before a Class A Preferred Share Dividend Payment Date, a cheque for such Cash Dividend (less the amount of any tax to be deducted or withheld by the Corporation in accordance with Section 2.9 hereof) payable to or to the order of such holder at par at any branch of the Corporation’s bankers in Canada (or, with the written consent of any particular holder of Class A Preferred Shares, by any other means of delivering immediately available funds).

2.4.4             Non-Payment of Cash Dividends.  If all Cash Dividends accrued on the Class A Preferred Shares pursuant to Subsections 2.4.1, 2.4.2, 2.4.5 or 2.4.6 hereof have not been paid in full for a Class A Preferred Share Quarterly Dividend Period (irrespective of whether such Cash Dividends are permitted under the Act or are prohibited by the Exit Facilities), the Class A Preferred Share Dividend Rate for the Class A Preferred Share Quarterly Dividend Period for which Cash Dividends accrued during such Class A Preferred Share Quarterly Dividend Period were not paid in full shall be increased by five percent (5%) per annum (i.e., from ten percent (10%) to fifteen percent (15%) per annum) (and for greater certainty if all Cash Dividends accrued on the Class A Preferred Shares for the period from the Original Issuance Date to November 14, 2009 pursuant to Subsections 2.4.1, 2.4.2, 2.4.5 or 2.4.6 hereof have not been paid in full on November 15, 2009 (irrespective of whether such Cash Dividends are permitted under the Act or are prohibited by the Exit Facilities), the Class A Preferred Share Dividend Rate for such period shall be increased by five percent (5%) per annum (i.e., from ten percent (10%) to fifteen percent (15%) per annum) and the Unpaid Cash Dividends accrued on the Class A Preferred Shares for such period shall be increased accordingly and the amount of dividends accrued on each Class A Preferred Share for the period from the Original Issuance Date to November 14, 2009 pursuant to Subsections 2.4.1 and 2.4.2 hereof and this Subsection 2.4.4 shall be US$0.38568662).  For greater certainty, if, for example, the Corporation pays no Cash Dividends on the Class A Preferred Share Dividend Payment Date occurring on May 15 (in circumstances in which Subsection 2.4.5 hereof does not apply and no Class A Preferred Share Trigger Event has occurred), then the Class A Preferred Share Dividend Rate for the Class A Preferred Share Quarterly Dividend Period ended May 14 shall be three and three-quarters percent (3.75%) for such Class A Preferred Share Quarterly Dividend Period (which is based on an annualized rate equal to fifteen percent (15%)). If, on August 15, the Corporation pays the Cash Dividends accrued during the Class A Preferred Share Quarterly Dividend Period ended August 14 (including the additional cumulative preferential Cash Dividends referred to in Subsection 2.4.2 hereof accrued during such Class A Preferred Share Quarterly Dividend Period), Subsection 2.4.5 hereof does not apply and no Class A Preferred Share Trigger Event has occurred, then the Class A Preferred Share Dividend Rate for the Class A Preferred Share Quarterly Dividend Period ended August 14 shall be two and one-half percent (2.5%) (which is based on an annualized rate equal to ten percent (10%)).

2.4.5             Re-Pricing on Failure to Pay Cash Dividends or Redeem Class A Preferred Shares.  In the case of a Re-Pricing Decision, the Class A Preferred Share Dividend Rate shall be permanently increased by two percent (2%) per annum in addition to any other increase required pursuant to Subsections 2.4.4 or 2.4.6 hereof, such two percent (2%) increase to apply in respect of the entire Class A Preferred Share Quarterly Dividend Period immediately following the Class A Preferred Share Quarterly Dividend Period in which such Re-Pricing Decision occurs or is deemed to occur and each successive Class A Preferred Share Quarterly Dividend Period until redemption of all Class A Preferred Shares.

2.4.6             Class A Preferred Share Trigger Events. If a Class A Preferred Share Trigger Event has occurred, the Class A Preferred Share Dividend Rate shall be increased by two percent (2%) per annum in addition to any other increase required pursuant to Subsections 2.4.4 and 2.4.5 hereof, such two percent (2%) increase to apply in respect of the Class A Preferred Share Quarterly Dividend Period in which such Class A Preferred Share Trigger Event occurs, and subject to the immediately following sentence, each successive

Class A Preferred Share Quarterly Dividend Period notwithstanding that such Class A Preferred Share Trigger Event does not continue during the whole or any part of a Class A Preferred Share Quarterly Dividend Period.  The two percent (2%) increase in the Class A Preferred Share Dividend Rate under this Subsection 2.4.6 shall cease to apply immediately upon the date on which the Board determines, in good faith, that no Class A Preferred Share Trigger Event has occurred and is continuing.  The Corporation shall provide written notice to the holders of the Class A Preferred Shares of any such determination by the Board promptly after such determination has been made.

2.4.7             Maximum Dividend Rate.  In no event shall the Class A Preferred Share Dividend Rate exceed nineteen percent (19%) per annum.

2.4.8             Dividends for Less than a Full Quarter. Except as otherwise provided in Subsection 2.4.1 hereof, the amount of any accrued and unpaid Cash Dividends payable on the Class A Preferred Shares for any Partial Class A Preferred Share Quarterly Dividend Period (including any accrued and unpaid Cash Dividends calculated on the amount of any Unpaid Cash Dividends which were accrued and unpaid at the start of such Partial Class A Preferred Share Quarterly Dividend Period), as at a specified date in the event of and in connection with:

2.4.8.1        a distribution of assets or funds made pursuant to Section 2.2 hereof;

2.4.8.2        a payment of additional Cash Dividends as a result of an increase in the Class A Preferred Share Dividend Rate, as provided for in Subsections 2.4.4, 2.4.5 or 2.4.6 hereof;

2.4.8.3        a conversion of Class A Preferred Shares into Common Shares at the option of the holder as provided in Subsection 2.5.1 hereof;

2.4.8.4        a redemption of Class A Preferred Shares by the Corporation pursuant to Section 2.6 hereof; or

2.4.8.5        an accrual or payment of Cash Dividends if the Original Issuance Date is on or after July 21, 2009,

shall be determined as the sum of the amounts obtained for each day in the Partial Class A Preferred Share Quarterly Dividend Period when (A) the amount of the Class A Preferred Share Original Issuance Price plus the amount of the Unpaid Cash Dividends at the start of such Partial Class A Preferred Share Quarterly Dividend Period is multiplied by (B) the Class A Preferred Share Dividend Rate in effect on such day and divided by (C) 365.

2.4.9      Participating Feature.  If, in any Class A Preferred Share Quarterly Dividend Period or Partial Class A Preferred Share Quarterly Dividend Period, a dividend other than a stock dividend payable solely in Common Shares (or solely in securities convertible or exercisable into, or evidencing the right to purchase, Common Shares) is declared on the Common Shares, the holders of the Class A Preferred Shares, in preference and priority to the holders of the Common Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board (but no later than the payment date for the dividend on the Common Shares), out of the moneys of the Corporation properly applicable to the payment of dividends, for each Class A Preferred Share held, the greater of (A) the cumulative amount of all unpaid Cash Dividends and all preferential Cash Dividends accrued at the

Class A Preferred Share Dividend Rate for such Class A Preferred Share Quarterly Dividend Period or Partial Class A Preferred Share Quarterly Dividend Period in respect of such Class A Preferred Share, as set out in Subsections 2.4.1, 2.4.2, 2.4.4, 2.4.5 and 2.4.6 hereof and (B) the US$ Equivalent of the dividends (if any) that such holder would be entitled to receive if such Class A Preferred Share had been converted into Common Shares on the record date for determining the holders of Common Shares entitled to participate in the payment of such dividend or, if no such record date is fixed, on the date on which the Board passes the resolution declaring such dividend.

For the purposes of this Subsection 2.4.9, the number of Common Shares (rounding fractions of a Common Share to the nearest whole share) into which each Class A Preferred Share held by a holder could be converted pursuant to Section 2.5 hereof shall, subject to Section 2.13 hereof, be determined in accordance with the following conversion rates:

(A)        if the record date for determining the holders of Common Shares entitled to participate in the payment of such dividend or, if no such record date is fixed, the date on which the Board passes the resolution declaring such dividend falls within the Fixed Class A Preferred Share Conversion Period, then at the Fixed Class A Preferred Share Conversion Rate (assuming, for the purposes of the Fixed Class A Preferred Share Conversion Rate, that the Class A Preferred Share Optional Conversion Date is such record date or such date on which the Board passes such resolution, as the case may be, under this Subsection 2.4.9); and

(B)         if the record date for determining the holders of Common Shares entitled to participate in the payment of such dividend or, if no such record date is fixed, the date on which the Board passes the resolution declaring such dividend falls within the Floating Class A Preferred Share Conversion Period, then at the Floating Class A Preferred Share Conversion Rate (assuming, for the purposes of the Floating Class A Preferred Share Conversion Rate, that the Class A Preferred Share Optional Conversion Date is such record date or such date on which the Board passes such resolution, as the case may be, under this Subsection 2.4.9).

2.4.10    Exhaustive Statement.  The holders of the Class A Preferred Shares shall not be entitled, as such, to any dividends other than or in excess of the cumulative preferential dividend rights and participating dividend rights provided for in this Section 2.4.

2.5           Conversion.

2.5.1             Conversion at Option of Holder.

2.5.1.1        A holder of Class A Preferred Shares may at its option elect, at any time and from time to time, to convert into Common Shares all or part of the Class A Preferred Shares held by such holder by delivery to the Corporation of a written notice (a “Class A Preferred Share Optional Conversion Notice”) (the form of which notice shall be reproduced on the certificate(s) representing the Class A Preferred Shares); provided, however, that any election to convert part only of the Class A Preferred Shares held by a holder must be for not less than the Minimum Conversion Number. Each Class A Preferred Share will be convertible at the option of the holder at any time effective on a Class A

Preferred Share Optional Conversion Date into that number of fully paid and non-assessable Common Shares of the Corporation at the following applicable conversion rates:

(A)        if the Class A Preferred Share Optional Conversion Notice is delivered to the Corporation during the Fixed Class A Preferred Share Conversion Period, at the Fixed Class A Preferred Share Conversion Rate; and

(B)         if the Class A Preferred Share Optional Conversion Notice is delivered to the Corporation during the Floating Class A Preferred Share Conversion Period, at the Floating Class A Preferred Share Conversion Rate.

2.5.1.2        A holder of Class A Preferred Shares shall deliver to the transfer agent for the Class A Preferred Shares on or before the applicable Class A Preferred Share Optional Conversion Date the certificate(s) representing the Class A Preferred Shares to be converted. Furthermore, the Class A Preferred Share Optional Conversion Notice shall be signed by the holder of the Class A Preferred Shares to be converted, or such holder’s duly authorized attorney, and shall specify the number of Class A Preferred Shares which the holder thereof desires to have converted into Common Shares. If less than all the Class A Preferred Shares represented by surrendered certificate(s) accompanying any such election are to be converted, the Corporation shall issue and deliver or cause to be delivered, at the expense of the Corporation, a new certificate representing the Class A Preferred Shares comprised in the certificate(s) surrendered as aforesaid which are not to be converted.

As promptly as practicable after the Class A Preferred Share Optional Conversion Date, the Corporation shall issue and deliver or cause to be delivered, at the expense of the Corporation, a new certificate for the number of Common Shares resulting from such conversion in the name of and to the holder of the Class A Preferred Shares so converted or, subject to compliance with any applicable law relating to the collection of taxes, in the name of and to such other Person as such holder may direct in writing satisfactory to the transfer agent of the Corporation in form and execution.

The Corporation shall deliver or cause to be delivered any cheque required by Subsection 2.7.2 hereof along with the certificate for the Common Shares deliverable in accordance with the foregoing. The holder of Class A Preferred Shares to be converted as provided in this Subsection 2.5.1 (or any Person in whose name or names any such holder of Class A Preferred Shares shall have directed certificates representing Common Shares to be issued as provided in this Subsection 2.5.1.2) shall be deemed to have become a holder of Common Shares of record on and as of the Class A Preferred Share Optional Conversion Date. From and after the Class A Preferred Share Optional Conversion Date, the Class A Preferred Shares in respect of which such conversion rights shall have been exercised and which are to be converted into Common Shares as provided in this Subsection 2.5.1.2 shall be deemed to be converted and the holders thereof shall cease to be entitled to Cash Dividends on such Class A Preferred Shares and shall not be entitled to exercise any of the other rights of holders in respect thereof, unless the issuance and delivery of the Common Shares and any payment to which such holders are entitled shall not be duly made by the Corporation, in which case the rights of such holders shall remain unaffected until the Common Shares shall have been delivered and any payment owing shall have been made in full. For the purposes of this Subsection 2.5.1.2, the definitive date of conversion shall be the Class A Preferred Share Optional Conversion Date, unless the issuance and delivery of the Common Shares and any payment to which such holders are entitled shall not be duly made by the Corporation, in which event the definitive date of conversion shall be the later date on which the Common Shares shall have been delivered and any payment owing shall have been made in full.

2.5.1.3        Notwithstanding anything to the contrary in this Subsection 2.5.1 or in Subsection 2.6.1 hereof, if, at any time during the Fixed Class A Preferred Share Conversion Period, the Corporation notifies holders of Class A Preferred Shares of its intention to redeem or purchase all or any number of Class A Preferred Shares in accordance with the provisions of Subsection 2.6.1 hereof, each holder of Class A Preferred Shares shall have the option to convert its Class A Preferred Shares into Common Shares on the Class A Preferred Share Redemption Date at the Fixed Class A Preferred Share Conversion Rate by giving notice in writing to the Corporation as provided for in Subsection 2.5.1.1 hereof before the applicable Class A Preferred Share Redemption Date rather than accept the redemption or repurchase of such holder’s Class A Preferred Shares at the Class A Preferred Share Redemption Price.

2.6           Redemption and Cash Sweep.

2.6.1             Redemption by Corporation. Subject to Section 2.2 hereof and Subsection 2.6.2 hereof (and, in the case of delivery of a Class A Preferred Share Redemption Notice at any time during the Fixed Class A Preferred Share Conversion Period, Subsection 2.5.1.3 hereof), the Corporation may, to the extent permitted under the Act, redeem at any time and from time to time all or any number of the Class A Preferred Shares then issued and outstanding on payment in cash for each Class A Preferred Share to be redeemed of the Class A Preferred Share Redemption Price. The procedure for the Corporation to redeem Class A Preferred Shares is set out in Subsection 2.6.2 hereof.  The Corporation shall have the right to redeem Class A Preferred Shares pursuant to this Subsection 2.6.1, subject always to the rights of such holders under Subsection 2.5.1.3 hereof.

2.6.2             Redemption Procedure.

2.6.2.1        In the case of any redemption of Class A Preferred Shares pursuant to Subsection 2.6.1 hereof, the Corporation shall, at least thirty (30) days and not more than sixty (60) days before the applicable Class A Preferred Share Redemption Date, deliver to each person who, at the date of mailing is a holder of Class A Preferred Shares to be redeemed, a Class A Preferred Share Redemption Notice.  The Class A Preferred Share Redemption Notice shall be mailed in a postage prepaid envelope addressed to each such holder at such shareholder’s address as it appears in the records of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; provided, however, that accidental failure to give a Class A Preferred Share Redemption Notice to one or more of such shareholders shall not affect the validity of such redemption. In the case of joint holders of Class A Preferred Shares, the Class A Preferred Share Redemption Notice may be mailed to any one of such joint holders. The Class A Preferred Share Redemption Notice shall set out the Class A Preferred Share Redemption Price and the Class A Preferred Share Redemption Date, and, if part only of the Class A Preferred Shares held by the person to whom the Class A Preferred Share Redemption Notice is addressed is to be redeemed, the specific number of Class A Preferred Shares so to be redeemed.  Each Class A Preferred Share Redemption Notice delivered within the Fixed Class A Preferred Share Conversion Period shall contain a statement advising holders of Class A Preferred Shares of their rights to convert their Class A Preferred Shares into Common Shares pursuant to Subsection 2.5.1.3 hereof. In the event that a holder of Class A Preferred Shares delivers a Class A Preferred Share Optional Conversion Notice to the Corporation within the Fixed Class A Preferred Share Conversion Period but prior to a Class A Preferred Share Redemption Date, then the provisions of Subsections 2.5.1.1 and 2.5.1.2 hereof (and not this Section 2.6) shall apply in respect of the Class A Preferred Shares identified for conversion pursuant to such Class A Preferred Share Optional Conversion Notice.

2.6.2.2        On each Class A Preferred Share Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the holder of the Class A Preferred Shares to be redeemed the Class A Preferred Share Redemption Price payable for such Class A Preferred Shares on presentation and surrender at the registered office of the Corporation or any other place in Canada designated in the Class A Preferred Share Redemption Notice of certificate(s) representing such Class A Preferred Shares to be redeemed. Such payment shall be made by cheque payable in US$ at par at any branch of the Corporation’s bankers in Canada (or, with the written consent of any particular holder, by any other means of delivering immediately available funds). From and after such Class A Preferred Share Redemption Date, the holders of the Class A Preferred Shares to be redeemed shall cease to be entitled to Cash Dividends on such Class A Preferred Shares and shall not be entitled to exercise any of the other rights of holders in respect thereof, unless the amount payable on redemption of such Class A Preferred Shares is not paid in full upon presentation and surrender of the certificates for such Class A Preferred Shares in accordance herewith, in which case the rights of such holders shall remain unaffected until payment in full shall have been made. For the purposes of this Subsection 2.6.2.2, the definitive date of redemption of Class A Preferred Shares to be redeemed shall be deemed to be the Class A Preferred Share Redemption Date, unless the amount payable on redemption of such Class A Preferred Shares is not paid in full upon presentation and surrender of the certificates for such Class A Preferred Shares in accordance herewith, in which event the definitive date of redemption shall be the later date on which payment in full is made.

2.6.2.3        The Corporation shall have the right at any time after the delivery of a Class A Preferred Share Redemption Notice relating to any Class A Preferred Shares to deposit the amount payable on redemption of the Class A Preferred Shares to be redeemed, or of such of the Class A Preferred Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a special trust account in any chartered bank or trust company in Canada named in such Class A Preferred Share Redemption Notice or in a subsequent notice to the holders of the Class A Preferred Shares in respect of which such deposit is made to be paid without interest to or to the order of the respective holders of such Class A Preferred Shares, upon presentation and surrender to such bank or trust company of the certificate(s) representing such Class A Preferred Shares. The rights of the holders of Class A Preferred Shares in respect of which such deposit shall have been made shall be limited to receiving, without interest, their proportionate part of the total amount so deposited against presentation and surrender of the certificate(s) representing their respective Class A Preferred Shares. Any interest earned on any such deposit shall belong to the Corporation.

2.6.2.4        If less than all of the Class A Preferred Shares are to be redeemed, the shares to be redeemed will be redeemed on a pro rata basis, disregarding fractions. If less than all of the Class A Preferred Shares represented by any surrendered certificate are redeemed, a new certificate representing the balance of such Class A Preferred Shares shall be promptly issued at the expense of the Corporation.

2.6.3             Cash Sweep.

2.6.3.1        The Board shall, on or before each Class A Preferred Share Dividend Payment Date, make a determination in good faith as to what extent, pursuant to the terms of the Exit Facilities, the Corporation had, as at the last day of its most recently completed fiscal quarter, any Excess Cash Available for Redemption and to what extent, if any, the Corporation is permitted under the Act to redeem any Class A Preferred Shares.

2.6.3.2        If and to the extent that the Board has determined that the Corporation had, as at the last day of its most recently completed fiscal quarter, Excess Cash Available for Redemption which is more than five million US$ (US$5,000,000) and is permitted under the Act to redeem Class A Preferred Shares, then the Corporation shall, within ten (10) Business Days thereof, either (A) deliver a written notice of the amount of Excess Cash Available for Redemption to fund redemptions of Class A Preferred Shares pursuant to this Subsection 2.6.3 to each of the holders of the Class A Preferred Shares (which notice shall set out the rights of the holders of the Class A Preferred Shares under this Subsection 2.6.3 and designate the registered office of the Corporation or any other place in Canada as the place for delivery of retraction notices and share certificate(s) by the holders of Class A Preferred Shares under this Subsection 2.6.3) or (B) be deemed to have made a Re-Pricing Decision.

2.6.3.3        Each holder of Class A Preferred Shares may, at its option exercised at any time within thirty (30) days from delivery of the notice by the Corporation referred to in Subsection 2.6.3.2 hereof and in the manner provided in Subsection 2.6.3.5 hereof, require the Corporation, to the extent permitted under the Act, to redeem all or part of the Class A Preferred Shares held by such holder upon payment for each Class A Preferred Share to be redeemed of the Class A Preferred Share Redemption Price (which shall be treated as accruing to, but not including, the date of such redemption).

2.6.3.4        If the Excess Cash Available for Redemption is insufficient to redeem all of the Class A Preferred Shares requested to be redeemed, then the shares requested to be redeemed will be redeemed on a pro rata basis, disregarding fractions, to the extent permitted by the Excess Cash Available for Redemption.

2.6.3.5        In the case of a redemption of Class A Preferred Shares under the provisions of this Section 2.6.3, the holder thereof shall surrender the certificate(s) representing such Class A Preferred Shares to the registered office of the Corporation (or the other place in Canada designated by the Corporation as the place for delivery of retraction notices and share certificates in the Corporation’s notice referred to in Subsection 2.6.3.2 hereof), accompanied by a notice in writing (a “Class A Preferred Share Retraction Notice”) signed by such holder requiring the Corporation to redeem all or a specified number of the Class A Preferred Shares represented thereby.  Not later than forty-five (45) days following the notice referred to in Subsection 2.6.3.2 hereof, the Corporation shall pay or cause to be paid to or to the order of each holder of the Class A Preferred Shares to be redeemed the Class A Preferred Share Redemption Price thereof.  Such payment shall be made by cheque payable in US$ at par at any branch of the Corporation’s bankers in Canada (or, with the written consent of any particular holder, by any other means of delivering immediately available funds). From and after such redemption date, the holders of the Class A Preferred Shares to be redeemed shall cease to be entitled to Cash Dividends on such Class A Preferred Shares and shall not be entitled to exercise any of the other rights of holders in respect thereof, unless the amount payable on redemption of such Class A Preferred Shares is not paid in full upon presentation and surrender of the certificate(s) for such Class A Preferred Shares in accordance herewith, in which case the rights of such holders shall remain unaffected until payment in full shall have been made. For the purposes of this Subsection 2.6.3.5, the definitive date of redemption of Class A Preferred Shares shall be deemed to be the Class A Preferred Share Redemption Date, unless the amount payable on redemption of such Class A Preferred Shares is not paid in full upon presentation and surrender of the certificate(s) for such Class A Preferred Shares in accordance herewith, in which event the definitive date of redemption shall be the later date on which payment in full is made. If only a part of the Class A Preferred Shares represented by any surrendered certificate is redeemed, a new certificate representing the balance of such Class A Preferred Shares shall be promptly issued at the expense of the Corporation.

2.6.4             Redemption of Notes Giving Rise to Offer to Redeem.

2.6.4.1        If Novink (USA) Corp. proposes or is required to redeem, purchase, repurchase or otherwise retire, either directly or indirectly through the Corporation or any subsidiary thereof, any of the Notes issued under the Note Indenture in advance of the Note Maturity Date, then, to the extent that the Corporation is permitted under the Act and the Exit Facilities to redeem Class A Preferred Shares, the Corporation shall offer to redeem concurrently with such redemption, purchase, repurchase or retirement of Notes that number of the Class A Preferred Shares such that the aggregate Class A Preferred Share Redemption Price to be paid upon redemption of such Class A Preferred Shares is at least equal to the Pro

Rata Multiple of the aggregate redemption price to be paid for such Notes (the “Pro Rata Redemption Amount”).

2.6.4.2        In this regard, the Corporation shall deliver, within thirty (30) days prior to the proposed or required date of redemption, purchase, repurchase or retirement of the Notes, a written notice of the calculation of the Pro Rata Redemption Amount and the amount that is permitted by the Act and the Exit Facilities to fund redemptions of Class A Preferred Shares pursuant to this Subsection 2.6.4 to each of the holders of the Class A Preferred Shares (which notice shall set out the rights of the holders of the Class A Preferred Shares under this Subsection 2.6.4 and designate the registered office of the Corporation or any other place in Canada as the place for delivery of retraction notices and share certificate(s) by the holders of Class A Preferred Shares under this Subsection 2.6.4).  To the extent that the Corporation is at any time prohibited under the Act or the Exit Facilities from redeeming Class A Preferred Shares for an aggregate redemption price equal to the Pro Rata Redemption Amount as aforesaid, the Corporation shall be deemed to have made a Re-Pricing Decision.  As soon as, following a redemption, purchase, repurchase or retirement of the Notes described in Subsection 2.6.4.1 hereof, the Corporation is no longer prohibited under the Act and the Exit Facilities from redeeming Class A Preferred Shares for an aggregate redemption price up to the Pro Rata Redemption Amount, then the Corporation shall offer to redeem the Class A Preferred Shares in accordance with this Subsection 2.6.4 with, for this purpose, the notice referred to in the first sentence of this Section 2.6.4.2 being delivered within thirty (30) days following such time.

2.6.4.3        Each holder of Class A Preferred Shares may, at its option exercised at any time within thirty (30) days from delivery of the notice by the Corporation referred to in Subsection 2.6.4.2 hereof and in the manner provided in Subsection 2.6.4.5 hereof, require the Corporation, to the extent permitted under the Act, to redeem all or part of the Class A Preferred Shares held by such holder upon payment for each Class A Preferred Share to be redeemed of the Class A Preferred Share Redemption Price (which shall be treated as accruing to, but not including, the date of such redemption).

2.6.4.4        If the amount that is permitted by the Act and the Exit Facilities to fund redemptions of Class A Preferred Shares under this Subsection 2.6.4 is insufficient to redeem all of the Class A Preferred Shares requested to be redeemed, then such Class A Preferred Shares requested to be redeemed will be redeemed on a pro rata basis, disregarding fractions, to the extent permitted by such amount.

2.6.4.5        In the case of a redemption of Class A Preferred Shares under the provisions of this Section 2.6.4, the holder thereof shall surrender the certificate(s) representing such Class A Preferred Shares to the registered office of the Corporation (or the other place in Canada designated by the Corporation as the place for delivery of retraction notices and share certificates in the Corporation’s notice referred to in Subsection 2.6.4.2 hereof), accompanied by a Class A Preferred Share Retraction Notice signed by such holder requiring the Corporation to redeem all or a specified number of the Class A Preferred Shares represented thereby.  Not later than forty-five (45) days following the notice referred to in Subsection 2.6.4.2 hereof, the Corporation shall pay or cause to be paid to or to the order of each holder of the Class A Preferred Shares to be redeemed the Class A Preferred Share Redemption Price thereof.  Such payment shall be made by cheque payable in US$ at par at any branch of the Corporation’s bankers in Canada (or, with the written consent of any particular holder, by any other means of delivering immediately available funds). From and after such redemption date, the holders of the Class A Preferred Shares to be redeemed shall cease to be entitled to Cash Dividends on such Class A Preferred Shares and shall not be entitled to exercise any of the other rights of holders in respect thereof, unless the amount payable on redemption of such Class A Preferred Shares is not paid in full upon presentation and surrender of the certificate(s) for such Class A Preferred Shares in accordance herewith, in which case the rights of such holders shall remain unaffected until payment in full shall have been made. For the purposes of this Subsection 2.6.4.5, the definitive date of redemption of Class A Preferred Shares shall be deemed to be the Class A Preferred Share Redemption Date, unless the amount payable on redemption of such Class A Preferred Shares is not paid in full upon presentation and surrender of the certificate(s) for such Class A Preferred Shares in accordance herewith, in which event the definitive date of redemption shall be the later date on which payment in full is made. If only a part of the Class A Preferred Shares represented by any surrendered certificate is redeemed, a new certificate representing the balance of such Class A Preferred Shares shall be promptly issued at the expense of the Corporation.

2.6.5             Unclaimed Redemption Proceeds. Redemption moneys (including moneys held on deposit as provided in Subsection 2.6.2.3 hereof) that are represented by a cheque that has not been duly presented for payment within, or that otherwise remain unclaimed for, a period of six (6) years from the date fixed for redemption of the applicable Class A Preferred Shares shall, unless applicable law otherwise provides, be unconditionally, irrevocably and forever forfeited to the Corporation.

2.7           No Fractional Payments or Share Issuances.

2.7.1             Cash Dividends. Cash Dividends paid on the Class A Preferred Shares shall be rounded down to the nearest whole number of cents to avoid payments of a fraction of a cent.

2.7.2             Conversions. Common Shares issuable upon any conversion of Class A Preferred Shares into Common Shares in accordance with Section 2.5 hereof shall be rounded down to the nearest whole number of Common Shares and, in lieu of such fractional Common Shares otherwise issuable upon conversion, the Corporation shall pay the holder of Class A Preferred Shares with the fractional entitlement a cash payment equal to the relevant fraction of a Common Share multiplied by (x) if the Class A Preferred Share Optional Conversion Notice was delivered during the Fixed Class A Preferred Share Conversion Period, the Common Share Original Issuance Price (as adjusted in accordance with Section 2.13 hereof) or (y) if the Class A Preferred Share Optional Conversion Notice was delivered during the Floating Class A Preferred Share Conversion Period, the Current Market Price of one (1) Common Share on the relevant Class A Preferred Share Optional Conversion Date.

2.8           Authorized Capital. Any Class A Preferred Shares that are redeemed or converted in accordance with the Articles shall be retired and cancelled immediately upon such redemption or conversion, and such Class A Preferred Shares shall not be reissued by the Corporation or restored to the status of authorized but unissued Class A Preferred Shares in the capital of the Corporation. The Corporation shall not, after the Original Issuance Date, issue, sell or exchange any further Class A Preferred Shares or any securities convertible or exchangeable into, or evidencing the right to purchase, any Class A Preferred Shares.

2.9           Tax Matters. Notwithstanding any other provision of the Articles, the Corporation may deduct or withhold from any payment, dividend, distribution, issuance or delivery to be made pursuant to the Articles any amounts required by law to be deducted or withheld from any such payment, dividend, distribution, issuance or delivery and will remit such amounts to the relevant tax authority as required. Each holder of Class A Preferred Shares will be responsible for all income taxes of such holder in respect of any payment, dividend, distribution, issuance or delivery made or credited to it pursuant to the Articles.

2.10         Protective Provisions. For so long as any of the Class A Preferred Shares are issued and outstanding, the Corporation will not at any time:

2.10.1           allow the Articles to be amended to (A) change the maximum number of Class A Preferred Shares that the Corporation is authorized to issue or (B) create any new class or series of shares having rights or privileges equal or superior to the Class A Preferred Shares;

2.10.2           sell, lease or exchange, or permit the sale, lease or exchange of, the assets of the Corporation or any subsidiary thereof that, on a consolidated basis in the Corporation’s last completed fiscal year, accounted for more than fifty per cent (50%) of the Corporation’s consolidated (A) revenues in that year, (B) EBITDAR in that year or (C) assets at the end of that fiscal year;

2.10.3           agree to an amendment, modification or replacement of the Note Indenture or the Notes that (A) increases the rate of Cash Interest or other compensation thereunder to the holders of the Notes or (B)  otherwise prevents or restricts the Corporation from paying Cash Dividends or from redeeming Class A Preferred Shares where such payment or redemption would be permitted to be made under the terms of the Term Facility Credit Agreement (on the terms in effect as of the Original Issuance Date); or

2.10.4           enter into any agreement for, or commit to, or consent to, any of the foregoing,

unless:

(A)        in the case where Subsection 2.10.2 hereof applies, all Net Cash Proceeds from such sale, lease or exchange are included in Excess Cash Available for Redemption and the Corporation, after making all mandatory repayments at that time due or owing under the Exit Facilities, applies the balance of such Excess Cash Available for Redemption in accordance with Subsection 2.6.3 hereof. The Corporation’s obligation to redeem Class A Preferred Shares in each such case shall be secured prior to or concurrently with the occurrence thereof by the Corporation’s depositing an amount in US$ equal to the lesser of (I) the Excess Cash Available for Redemption and (II) the

aggregate Class A Preferred Share Redemption Price for all Class A Preferred Shares to be redeemed in a separate account in a bank whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Québec Deposit Insurance Board; or

(B)         in each case, the Corporation shall have first obtained the approval of the holders of the Class A Preferred Shares then issued and outstanding given as specified in Subsection 2.1.3 hereof and such other approvals as may then be required by applicable law.

2.11         Restrictions on Certain Dividends, Distributions and Retirement of Common Shares.  So long as any of the Class A Preferred Shares are issued and outstanding, the Corporation shall not at any time without, but may at any time with, the prior approval of the holders of the Class A Preferred Shares given as specified in Subsection 2.1.3 hereof and such other approvals as may then be required by applicable law:

2.11.1           during the Fixed Class A Preferred Share Conversion Period, declare, pay or set apart for payment any dividend on the Common Shares (other than a stock dividend declared on the Common Shares that is payable solely in Common Shares or securities convertible or exchangeable into, or evidencing the right to purchase, any Common Shares);

2.11.2           during the Floating Class A Preferred Share Conversion Period, declare, pay or set apart for payment any dividend on the Common Shares (other than a stock dividend declared on the Common Shares that is payable solely in Common Shares or securities convertible or exchangeable into, or evidencing the right to purchase, any Common Shares), unless and until all Unpaid Cash Dividends have been declared and paid or set apart for payment on all the Class A Preferred Shares then issued and outstanding and all Cash Dividends have been declared and paid or set apart for payment in respect of the next ensuing Class A Preferred Share Dividend Payment Date on all such Class A Preferred Shares; or

2.11.3           redeem, repurchase, purchase or otherwise retire or make any capital distribution or return of capital on or in respect of any Common Shares.

2.12         Reports. The Corporation shall deliver to all holders of Class A Preferred Shares such financial reports, proxy-related materials and other materials and reports that it is required to deliver to all holders of the Common Shares at the times required to be delivered to the holders of the Common Shares.

2.13         Adjustments.

2.13.1           Adjustments for Changes to Number of Outstanding Common Shares. In the event the total number of outstanding Common Shares shall be changed, exchanged, split or sub-divided into a greater number of outstanding Common Shares, including in connection with a stock dividend declared on the Common Shares payable in the form of issuing additional Common Shares but not including the issuance of additional Common Shares in consideration for cash or property in accordance with the Act, without a corresponding change, exchange, split or sub-division being made to the total number of outstanding Class A Preferred Shares, then, for the purposes of determining the Fixed Class A Preferred Share Conversion Rate, the Common Share Original Issuance Price in effect immediately prior to such change, exchange, split or sub-division shall, concurrently with the effectiveness of such change, exchange, split or sub-division, be proportionately adjusted so that that number of Common Shares issuable on conversion of any Class A Preferred Shares shall be increased in direct proportion to such increase in the total number of outstanding Common Shares. In the event the total number of outstanding Common Shares shall be changed or consolidated into a lesser number of Common Shares, without a corresponding change or consolidation being effected to the Class A Preferred Shares, then, for the purposes of determining the Fixed Class A Preferred Share Conversion Rate, the Common Share Original Issuance Price in effect immediately prior to such change or consolidation shall, concurrently with the effectiveness of such change or consolidation, be proportionately adjusted so that the number of Common Shares issuable upon the conversion of any Class A Preferred Shares shall be decreased in direct proportion to such decrease in the total number of outstanding Common Shares.

2.13.2           Adjustments for Changes to Number of Outstanding Class A Preferred Shares.

2.13.2.1      In the event the total number of outstanding Class A Preferred Shares shall be changed, exchanged, split or sub-divided into a greater number of outstanding Class A Preferred Shares,

(A)        the Class A Preferred Share Original Issuance Price used to determine:

(I)            the Class A Preferred Share Redemption Price in effect immediately prior to such change, exchange, split or sub-division shall, concurrently with the effectiveness of such change, exchange, split or sub-division, be proportionately adjusted so that the amount payable for each Class A Preferred Share redeemed hereunder is decreased in inverse proportion to such increase in the total number of outstanding Class A Preferred Shares;

(II)           the Class A Preferred Share Liquidation Amount in effect immediately prior to such change,exchange, split or sub-division shall, concurrently with the effectiveness of such change, exchange, split or sub-division, be proportionately adjusted so the amount that each Class A Preferred Share is entitled to receive in the event of a Liquidation is decreased in inverse proportion to such increase in the total number of outstanding Class A Preferred Shares;

(III)         the Fixed Class A Preferred Share Conversion Rate in effect immediately prior to such change, exchange, split or sub-division shall, concurrently with the effectiveness of such change, exchange, split or sub-division, be proportionally adjusted so that the number of Common Shares issuable on conversion of any Class A Preferred Shares is decreased in inverse proportion to such increase in the total number of outstanding Class A Preferred Shares; and

(IV)         the dollar amount of accrued Cash Dividends earned on each Class A Preferred Share in effect immediately prior to such change, exchange, split or sub-division shall, concurrently with the effectiveness of such change, exchange, split or sub-division, be proportionately adjusted so that the dollar amount of accrued Cash Dividends payable with respect to each Class A Preferred Share is decreased in inverse proportion to such increase in the total number of outstanding Class A Preferred Shares (it being understood that the total dollar amount of accrued Cash Dividends payable with respect to all Class A Preferred Shares issued and outstanding shall remain unchanged); and

(B)         the Minimum Conversion Number in effect immediately prior to such change, exchange, split or sub-division shall, concurrently with the effectiveness of such change, exchange, split or sub-division, be proportionately adjusted so that the number of Class A Preferred Shares constituting the Minimum Conversion Number is increased in direct proportion to such increase in the total number of issued and outstanding Class A Preferred Shares.

2.13.2.2      In the event the total number of outstanding Class A Preferred Shares shall be changed or consolidated into a lesser number of Class A Preferred Shares,

(A)        the Class A Preferred Share Original Issuance Price used to determine:

(I)            the Class A Preferred Share Redemption Price in effect immediately prior to such change or consolidation shall, concurrently with the effectiveness of such change or consolidation, be proportionately adjusted so that the amount payable for each Class A Preferred Share redeemed hereunder is increased in inverse proportion to such decrease in the total number of outstanding Class A Preferred Shares;

(II)           the Class A Preferred Share Liquidation Amount in effect immediately prior to such change or consolidation shall, concurrently with the effectiveness of such change or consolidation, be proportionately adjusted so the amount that each Class A Preferred Share is entitled to receive in the event of a Liquidation is increased in inverse proportion to such decrease in the total number of outstanding Class A Preferred Shares;

(III)         the Fixed Class A Preferred Share Conversion Rate in effect immediately prior to such change or consolidation shall, concurrently with the effectiveness of such change or consolidation, be proportionally adjusted so that the number of Common Shares issuable on conversion of any Class A Preferred Shares is increased in inverse proportion to such decrease in the total number of outstanding Class A Preferred Shares; and

(IV)         the dollar amount of accrued Cash Dividends earned on each Class A Preferred Share in effect immediately prior to such change or consolidation shall, concurrently with the effectiveness of such change or consolidation, be proportionately adjusted so that the dollar amount of accrued Cash Dividends payable with respect to each Class A Preferred Share is increased in inverse proportion to such decrease in the total number of outstanding Class A Preferred Shares (it being understood that the total dollar amount of accrued Cash Dividends payable with respect to all Class A Preferred Shares issued and outstanding shall remain unchanged); and

(B)         the Minimum Conversion Number in effect immediately prior to such change or consolidation shall, concurrently with the effectiveness of such change or consolidation, be proportionately adjusted so that the number of Class A Preferred Shares constituting the Minimum Conversion Number is decreased in direct proportion to such decrease in the total number of issued and outstanding Class A Preferred Shares.

2.13.3           Adjustments for Reclassification, Exchange and Substitution. Subject to Subsection 2.1.2 hereof, if the Common Shares issuable upon conversion of the Class A Preferred Shares shall be changed or exchanged into the same or a different number of shares of any other class(es) or series in the capital of the Corporation, whether by capital reorganization, reclassification or otherwise (other than a change to the total number of outstanding shares provided for in Subsection 2.13.1 hereof), then, in any such event, in lieu of the number of Common Shares which the holders would otherwise have been entitled to receive, each holder of Class A Preferred Shares shall have the right thereafter to convert such holder’s Class A Preferred Shares into a number of shares of such other class(es) or series of the share capital of the Corporation which a holder of the number of Common Shares deliverable upon conversion of such Class A Preferred Shares immediately before that change or exchange would have been entitled to receive in such event, all subject to further adjustment as provided herein with respect to such other shares.

2.13.4           Adjustment Upon Issuance of Common Shares. Except as provided in Subsections 2.13.5,  2.13.6,  2.13.7 and 2.13.8 hereof, if and whenever during the Fixed Class A Preferred Share Conversion Period the Corporation shall issue or sell, or is, in accordance with Subsections 2.13.5, 2.13.6, 2.13.7 or 2.13.8 hereof, deemed to have issued or sold, any Common Shares for a consideration (if expressed in Other Currency, then the US$ Equivalent thereof) per share less than the Common Share Original Issuance Price in effect immediately prior to the time of such issuance or sale, then, immediately upon such issuance or sale, the Common Share Original Issuance Price in effect immediately prior to the time of such issuance or sale for the purposes of determining the Fixed Class A Preferred Share Conversion Rate shall be reduced to the price determined by dividing:

(A)        an amount equal to the sum of:

(I)            the number of Common Shares outstanding immediately prior to such issuance or sale multiplied by the then existing Common Share Original Issuance Price; and

(II)           the consideration (if expressed in Other Currency, then the US$ Equivalent thereof), if any, received by the Corporation upon such issuance or sale; by,

(B)         the total number of Common Shares outstanding immediately after such issuance or sale.

For purposes of this Subsection 2.13.4, Subsections 2.13.5, 2.13.6, 2.13.7 and 2.13.8 hereof shall also be applicable.

2.13.5      Adjustment Upon Issuance of Rights or Options.  If, at any time during the Fixed Class A Preferred Share Conversion Period, the Corporation shall in any manner grant (whether directly or by assumption in an amalgamation, arrangement or otherwise) any warrants or other rights to subscribe for or to purchase, or issue any options for the purchase of, Common Shares or any security convertible or exchangeable into, or evidencing the right to purchase, any Common Shares (such warrants, rights or options being herein referred to as “Options” and such convertible or exchangeable securities being herein referred to as “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share (if expressed in Other Currency, then the US$ Equivalent thereof) for which Common Shares are issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities determined by dividing:

(A)        the total amount, if any, received or receivable by the Corporation as consideration (if expressed in Other Currency, then the US$ Equivalent thereof) for the granting or issuance of such Options, plus the minimum aggregate amount of additional consideration (if expressed in Other Currency, then the US$ Equivalent thereof), if any, payable to the Corporation upon the exercise of all such Options, plus, in the case of Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration (if expressed in Other Currency, then the US$ Equivalent thereof), if any, payable upon the conversion or exchange thereof; by,

(B)         the total maximum number of Common Shares issuable upon the exercise of such Options or upon the conversion or exchange of all Convertible Securities issuable upon the exercise of such Options), shall be less than the Common Share Original Issuance Price in effect immediately prior to the time of the granting or issuance of such Options, then the total maximum number of Common Shares issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of the Convertible Securities issuable upon the exercise of such Options shall be deemed for all purposes of the Articles (including, Subsection 2.13.4 hereof) to have been issued for such price per share as of the date of granting or issuance of such Options and thereafter shall be deemed to be outstanding. Except as otherwise provided in this Section 2.13, no further adjustment of the Common Share Original Issuance Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange of such Convertible Securities.

2.13.6      Adjustment Upon Issuance of Convertible Securities.  If, at any time during the Fixed Class A Preferred Share Conversion Period, the Corporation shall in any manner issue (whether directly or by assumption in an amalgamation, arrangement or otherwise) or sell any Convertible Securities, whether or not the right to exchange or convert any such Convertible Securities is immediately exercisable, and the price per share (if expressed in Other Currency, then the US$ Equivalent thereof) for which Common Shares are issuable upon such conversion or exchange determined by dividing:

(A)        the total amount, if any, received or receivable by the Corporation as consideration (if expressed in Other Currency, then the US$ Equivalent thereof) for the issuance or sale of such Convertible Securities plus the minimum aggregate amount of additional consideration (if expressed in Other Currency, then the US$ Equivalent thereof), if any, payable to the Corporation upon the conversion or exchange thereof; by,

(B)         the total maximum number of Common Shares issuable upon the conversion or exchange of such Convertible Securities,

shall be less than the Common Share Original Issuance Price in effect immediately prior to the time of such issuance or sale, then the total maximum number of Common Shares issuable upon the conversion or exchange of all such Convertible Securities shall be deemed for all purposes of the Articles (including, Subsection 2.13.4 hereof) to have been issued for such price per share as of the date of the issuance or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that:

(C)         except as otherwise provided in Subsection 2.13.7 hereof, no further adjustment of the Common Share Original Issuance Price shall be made upon the actual issuance of such Common Shares upon the conversion or exchange of such Convertible Securities; and

(D)         if any adjustments of the Common Share Original Issuance Price have been or are to be made pursuant to the provisions of Subsection 2.13.5 hereof in respect of such Convertible Securities, no further adjustment of the Common Share Original Issuance Price shall be made pursuant to this Subsection 2.13.6 by reason of the issuance or sale of such Convertible Securities.

2.13.7      Adjustment Upon Change in Option Price or Conversion Rate.  Upon the happening of any of the following events during the Fixed Class A Preferred Share Conversion Period, namely, if the purchase price (if expressed in Other Currency, then the US$ Equivalent thereof) provided for in any Options referred to in Subsection 2.13.5 hereof,  the additional consideration (if expressed in Other Currency, then the US$ Equivalent thereof), if any, payable upon the conversion or exchange of any Convertible Securities referred to in Subsections 2.13.5 or 2.13.6 hereof, or the rate at which Convertible Securities referred to in Subsections 2.13.5 or 2.13.6 hereof are convertible into or exchangeable for Common Shares shall change at any time (including, changes under or by reason of provisions designed to protect against dilution), the Common Share Original Issuance Price for the purposes of determining the Fixed Class A Preferred Share Conversion Rate in effect at the time of such event shall forthwith be readjusted to the Common Share Original Issuance Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the termination of any such Options or any such right to convert or exchange any such Convertible Securities, if not exercised before such termination, the Common Share Original Issuance Price then in effect for the purpose of determining the Fixed Class A Preferred Share Conversion Rate shall forthwith be increased to the Common Share Original Issuance Price which would have been in effect at the time of such termination had such Options or

Convertible Securities, to the extent outstanding immediately prior to such termination, never been granted, issued or sold.

2.13.8      Adjustment of Conversion Price in Consideration for Shares.  If any Common Shares, Options or Convertible Securities shall be issued or sold for cash (including US$ or CDN$), the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. If any Common Shares, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration as determined in good faith by the Board, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. If any Options shall be issued in connection with the issuance and sale of other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board.

2.13.9      Rights Offering.  If and whenever at any time during the Fixed Class A Preferred Share Conversion Period the Corporation fixes a record date for the issue of Options to the holders of all or substantially all of the outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share to the holder (or at an exchange price or conversion price per Common Share to the holder in the case of Convertible Securities) which is greater than the Common Share Original Issuance Price in effect immediately prior to such issuance and sale but less than ninety-five per cent (95%) of the Current Market Price for the Common Shares on such record date, then, in each such case, the Common Share Original Issuance Price in effect immediately prior to the time of such issuance or sale for the purposes of determining the Fixed Class A Preferred Share Conversion Rate shall be reduced to the price determined by multiplying such Common Share Original Issuance Price by a fraction:

(A)        the numerator of which is an amount equal to the sum of:

(I)            the number of Common Shares outstanding immediately prior to such issuance or sale multiplied by the then existing Common Share Original Issuance Price; and

(II)           the total number of additional Common Shares offered for subscription or purchase (or into which the Convertible Securities so offered are convertible or exchangeable) multiplied by the consideration (if expressed in Other Currency, then the US$ Equivalent thereof), if any, received by the Corporation upon such issuance or sale; and

(B)         the denominator of which is an amount equal to the sum of:

(I)            the number of Common Shares outstanding immediately prior to such issuance or sale multiplied by the then existing Common Share Original Issuance Price; and

(II)           the total number of additional Common Shares offered for subscription or purchase (or into which the Convertible Securities so offered are convertible or exchangeable) multiplied by the Current Market Price.

To the extent that any such Options or Convertible Securities are not so exercised on or before the expiry thereof, the Common Share Original Issuance Price will be readjusted to reflect the number of additional Common Shares issuable upon exercise of the Options or Convertible Securities which would then be in effect based on the number of additional Common Shares (or the Convertible Securities) actually delivered on the exercise of such Options or Convertible Securities.

2.13.10    Other Adjustments and Readjustments. The Corporation may effect an adjustment or readjustment to any other rate, price, figure, number or amount set out in the Articles; provided, however, that the Board shall have determined, in good faith, that (A) such adjustment or readjustment is of a technical or “housekeeping” nature in order to ensure the proper functioning and interpretation of the Articles and (B) such adjustment or readjustment will not be prejudicial to the interests of the holders of the Class A Preferred Shares.

2.13.11    Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment effected pursuant to this Section 2.13, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Class A Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

2.13.12    Dispute Resolution.  In the case of a dispute as to any adjustment or readjustment effected pursuant to this Section 2.13 or any certificate delivered by the Corporation pursuant to Subsection 2.13.11 hereof, then, upon written notice signed and submitted by the holders of not less than five percent (5%) of the Class A Preferred Shares then issued and outstanding, the Corporation shall within six (6) Business Days thereafter submit the disputed adjustment or readjustment to an independent, nationally recognized investment banking firm in Canada selected by the Board.  The Corporation shall cause the investment banking firm to perform the determinations and notify the Corporation and the holders of the Class A Preferred Shares of the results not later than twenty (20) Business Days from the time it receives the disputed adjustment or readjustment. Such investment banking firm’s determination shall be binding upon all parties absent manifest error, and the costs, fees and expenses of such investment banking firm shall be borne by the Corporation. Such investment banking firm may retain, at the expense of the Corporation, an independent, outside public accountant to assist in performing any calculations that may be required to assist the investment banking firm in making any determinations pursuant to this Subsection 2.13.12.

2.14         No Impairment.  The Corporation shall not, by amendment of the Articles or through any reorganization, transfer of assets, arrangement, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions hereof and in the taking of all actions as may be necessary or appropriate in order to protect the rights of the holders of Class A Preferred Shares against impairment.

2.15         US Currency.

2.15.1           Payment in US$.   The Corporation shall make payment relative to each of its obligations in the Articles in US$, and, for the purposes of the Articles, any monetary conversion from any currency other than US$ (the “Other Currency”) to US$ shall be calculated using the applicable daily noon spot rates posted on the website of the Bank of Canada (http://www.bank-banque-canada.ca) as of the applicable measurement date (the “Currency Exchange Rate”). If, notwithstanding the foregoing, any payment is received on account of the Corporation in any Other Currency (whether voluntary or pursuant to an order or judgment or the enforcement thereof, Liquidation or otherwise howsoever), such payment shall constitute a discharge of the liability of the Corporation hereunder in respect of such obligation to the holders of the Class A Preferred Shares only to the extent of the amount of US$ into which the Other Currency may be converted at the Currency Exchange Rate on the Business Day next following such receipt.

2.15.2           Conversion of Agreed Currency into Judgment Currency.   If, for the purpose of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into a particular currency (herein referred to as the “Judgment Currency”) any amount due in US$, then the conversion shall be made on the basis of the Currency Exchange Rate prevailing on the Business Day next preceding the day on which judgment is given, and, in any event, the Corporation shall be obligated to pay the holders of the Class A Preferred Shares any deficiency in accordance with Subsection 2.15.3 hereof.

2.15.3          Currency Indemnity.  If:

2.15.3.1      any holder of Class A Preferred Shares receives any payment or payments on account of the liability of the Corporation hereunder pursuant to any judgment or order in any Other Currency; and

2.15.3.2      the amount of US$ converted at the Currency Exchange Rate on the Business Day next following such receipt is less than the amount of US$ due in respect of such obligations immediately prior to such judgment or order, then the Corporation, upon demand, shall indemnify and save the holders of the Class A Preferred Shares harmless from and against any loss, cost or expense arising out of or in connection with such deficiency.

2.15.4           Indemnity Separate Obligation. The agreement of indemnity provided for in Subsection 2.15.3 hereof shall constitute an obligation separate and independent from all other obligations contained in the Articles, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the holders of the Class A Preferred Shares from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

2.16           Remedies Cumulative. The rights and remedies of the holders of the Class A Preferred Shares under the Articles (including all such rights and remedies in respect of any Class A Preferred Share Trigger Event) are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or equity or otherwise.

ARTICLE 3
DEFINITIONS AND INTERPRETATION

3.1           Definitions. For the purposes of this Schedule II to the Articles of Reorganization of the Corporation:

3.1.1             “ABL Credit Agreement”  means the credit agreement dated the Original Issuance Date among, inter alia, the Corporation and Novink (USA) Corp. (successor in interest to Quebecor World Capital Corporation), as borrowers, the guarantors party thereto, General Electric Capital Corporation, Wells Fargo Foothill, LLC and Credit Suisse, as co-administrative agents and co-collateral agents, GE Canada Finance Holding Company, as Canadian Agent and Canadian Collateral Agent, Wells Fargo Foothill, LLC, as issuing bank, and the lenders party thereto from time to time, for the provision of three hundred, fifty million US$ (US$350,000,000) in revolving credit facilities to the borrowers, as such agreement may from time to time be amended, restated, supplemented or otherwise modified or replaced.

3.1.2             “ABL Maturity Date” has the meaning given to “Maturity Date” in the ABL Credit Agreement (on the terms in effect on the Original Issuance Date).

3.1.3             “Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and, in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions.

3.1.4             “Articles” has the meaning ascribed thereto in the Act and includes these Articles of Reorganization.

3.1.5             “Board” means the board of directors of the Corporation as it is constituted at any given time.

3.1.6             “Business Day” means a day other than a Saturday, a Sunday or any other day that the Corporation is not open for business at its executive offices in Montréal, Québec, Canada.

3.1.7             “Cash Dividends” means dividends payable in US$ on the Class A Preferred Shares in accordance with the provisions hereof.

3.1.8             “Cash Interest” has the meaning ascribed thereto in the Note Indenture (on the terms in effect on the Original Issuance Date).

3.1.9             “CDN$” means Canadian dollars.

3.1.10           “Class A Preferred Shares” means the Class A Convertible Preferred Shares in the capital of the Corporation, and “Class A Preferred Share” means any one (1) of the Class A Preferred Shares.

3.1.11           “Class A Preferred Share Conversion Price” means, with respect to each Class A Preferred Share, the Class A Preferred Share Original Issuance Price together with an amount equal to all accrued and unpaid Cash Dividends thereon (including accrued and unpaid Cash Dividends calculated on the amount of any Unpaid Cash Dividends) up to but excluding the relevant Class A Preferred Share Optional Conversion Date.

3.1.12           “Class A Preferred Share Conversion Rate” means the Fixed Class A Preferred Share Conversion Rate or the Floating Class A Preferred Share Conversion Rate, as the case may require.

3.1.13           “Class A Preferred Share Dividend Payment Dates” means the fifteenth (15th) day of each of February, May, August and November in each year, and “Class A Preferred Share Dividend Payment Date” means any one (1) of the Class A Preferred Share Dividend Payment Dates.

3.1.14           “Class A Preferred Share Dividend Rate” means the dividend rate of ten percent (10%) per annum, as such rate may be increased from time to time pursuant to Subsections 2.4.4,  2.4.5 or 2.4.6 hereof.

3.1.15           “Class A Preferred Share Liquidation Amount” has the meaning ascribed thereto in Section 2.2 hereof.

3.1.16           “Class A Preferred Share Optional Conversion Date” means the date identified for conversion by a holder of Class A Preferred Shares in a Class A Preferred Share Optional Conversion Notice (provided that if such date is not within thirty (30) to sixty (60) days from the date the Class A Preferred Share Optional Conversion Notice is delivered, then the Class A Preferred Share Optional Conversion Date shall be the date that is thirty (30) days from the date the Class A Preferred Share Optional Conversion Notice is delivered) except as otherwise provided in Subsection 2.1.1, Section 2.2 or Subsection 2.4.9 hereof.

3.1.17           “Class A Preferred Share Optional Conversion Notice” has the meaning ascribed thereto in Subsection 2.5.1.1 hereof.

3.1.18           “Class A Preferred Share Original Issuance Price” means, with respect to each Class A Preferred Share, eight US$ (US$8.00).

3.1.19           “Class A Preferred Share Quarterly Dividend Period” means, in any given twelve (12) month period, any one (1) of the three (3) month periods of February 15 to May 14, May 15 to August 14, August 15 to November 14 and November 15 to February 14.

3.1.20           “Class A Preferred Share Redemption Date” means the redemption date for the Class A Preferred Shares specified in the Class A Preferred Share Redemption Notice, except as otherwise provided in Subsection 2.6.3.5 hereof.

3.1.21           “Class A Preferred Share Redemption Notice” means a notice in writing of the intention of the Corporation to redeem Class A Preferred Shares delivered pursuant to Subsection 2.6.2.1 hereof.

3.1.22           “Class A Preferred Share Redemption Price” means, with respect to each Class A Preferred Share, the Class A Preferred Share Original Issuance Price together with an amount equal to all accrued and unpaid Cash Dividends thereon (including accrued and unpaid Cash Dividends calculated on the amount of any Unpaid Cash Dividends) up to but excluding the Class A Preferred Share Redemption Date.

3.1.23           “Class A Preferred Share Retraction Notice” has the meaning ascribed thereto in Subsection 2.6.3.5 hereof.

3.1.24           “Class A Preferred Share Trigger Event” has the meaning ascribed thereto in Subsection 2.3.1 hereof.

3.1.25           “Class A Preferred Shareholders’ Nominee Directors” has the meaning ascribed thereto in Subsection 2.1.4 hereof.

3.1.26           “Common Shares” means the common shares of the capital of the Corporation, and “Common Share” means any one (1) of the Common Shares.

3.1.27           “Common Share Original Issuance Price” means eight US$ (US$8.00) per Common Share, as such amount may be increased or decreased from time to time pursuant to Section 2.13 hereof.

3.1.28           “Consolidated Leverage Ratio” has the meaning ascribed thereto in the Term Facility Credit Agreement (on the terms in effect as of the Original Issuance Date).

3.1.29           “Convertible Securities” has the meaning ascribed thereto in Subsection 2.13.5 hereof.

3.1.30          “Corporation” means World Color Press Inc. (formerly, Quebecor World Inc.)

3.1.31           “Currency Exchange Rate” has the meaning ascribed thereto in Subsection 2.15.1 hereof.

3.1.32           “Current Market Price” means, when used with reference to the Common Shares on a Class A Preferred Share Optional Conversion Date, the US$ Equivalent (if applicable) of the VWAP of the Common Shares for the period of sixty (60) consecutive Trading Days ending on the fourth (4th) Trading Day immediately preceding such Class A Preferred Share Optional Conversion Date, or if the Common Shares are not listed or posted on the Stock Exchange, or any quotation system or over-the-counter market, then as determined by the Board in good faith based on the advice of an independent, nationally recognized investment banking firm in Canada selected by the Board.

3.1.33           “EBITDAR” has the meaning ascribed thereto in the Term Facility Credit Agreement (on the terms in effect on the Original Issuance Date) consolidated at the Corporation’s level.

3.1.34           “Excess Cash Flow” has the meaning ascribed thereto in the Term Facility Credit Agreement (on the terms in effect as of the Original Issuance Date), with all necessary changes as appropriate to make a determination on a quarterly basis as of the end of each fiscal quarter.

3.1.35           “Excess Cash Available for Redemption” means fifty percent (50%) of all Excess Cash Flow plus one hundred percent (100%) of all Net Cash Proceeds that, in each case, are not required under the Term Facility Credit Agreement to be applied to permanently reduce the balance of the principal of the term facility outstanding as at the Original Issuance Date under the Term Facility Credit Agreement.

3.1.36           “Exit Facilities” means, collectively, the revolving facilities provided for under the ABL Credit Agreement and the senior secured term facility provided for under the Term Facility Credit Agreement, as such facilities may from time to time be amended, restated, supplemented or otherwise modified or replaced.

3.1.37           “Fixed Class A Preferred Share Conversion Period” means the period commencing on the Original Issuance Date and ending on the day that is fifth (5th) anniversary of the Original Issuance Date.

3.1.38           “Fixed Class A Preferred Share Conversion Rate” means, with respect to each one (1) Class A Preferred Share being converted into Common Share(s), that number of Common Shares equal to (A) the Class A Preferred Share Conversion Price divided by (B) the Common Share Original Issuance Price, as adjusted from time to time in accordance with Section 2.13 hereof.

3.1.39           “Floating Class A Preferred Share Conversion Period” means the period commencing on the day that is immediately after the last day of the Fixed Class A Preferred Share Conversion Period and ending on such date on which there are no longer any Class A Preferred Shares issued and outstanding.

3.1.40           “Floating Class A Preferred Share Conversion Rate” means, with respect to each one (1) Class A Preferred Share being converted into Common Share(s), that number of Common Shares equal to (A) the Class A Preferred Share Conversion Price divided by (B) the Current Market Price of one (1) Common Share.

3.1.41           “Initial Date of Liquidation Distribution” has the meaning ascribed thereto in Section 2.2 hereof.

3.1.42           “Judgment Currency” has the meaning ascribed thereto in 2.15.2 hereof.

3.1.43           “Liquidation” has the meaning ascribed thereto in Section 1.2 hereof.

3.1.44           “meeting of shareholders” means an annual meeting of shareholders of the Corporation and a special meeting of shareholders including, in either case, an adjourned, postponed or rescheduled meeting thereof.

3.1.45           “Minimum Conversion Number” means twenty-five thousand (25,000) Class A Preferred Shares, as adjusted in accordance with Section 2.13 hereof.

3.1.46           “Net Cash Proceeds” has the meaning ascribed thereto in the Term Facility Credit Agreement (on the terms in effect as of the Original Issuance Date).

3.1.47           “Note Indenture” means the indenture, dated as of July 21, 2009, by and among Novink (USA) Corp., as issuer, the Corporation, as guarantor, and The Bank of New York Mellon, as trustee;

3.1.48           “Note Maturity Date” has the meaning ascribed to “Maturity Date” in the Note Indenture (on the terms in effect on the Original Issuance Date).

3.1.49           “Notes” has the meaning ascribed thereto in the Note Indenture (on the terms in effect on the Original Issuance Date);

3.1.50           “Options” has the meaning ascribed thereto in Subsection 2.13.5 hereof but excludes all warrants issued under the Plan on the Original Issuance Date.

3.1.51           “Ordinary Resolution” means a resolution passed by a simple majority of the votes cast by show of hands or on a ballot at a meeting of shareholders.

3.1.52           “Original Issuance Date” means the date on which Class A Preferred Shares are first issued by the Corporation, being the effective date that the Director appointed under Section 260 of the Act issues the certificate of reorganization in respect of these Articles of Reorganization.

3.1.53           “Other Currency” has the meaning ascribed thereto in 2.15.1 hereof.

3.1.54           “Partial Class A Preferred Share Quarterly Dividend Period” means a period of time with respect to which Cash Dividends on the Class A Preferred Shares are accruing but that is shorter than a Class A Preferred Share Quarterly Dividend Period.

3.1.55           “Person” means an individual, partnership, trust, unincorporated association, joint venture, corporation, limited liability company, company, unlimited liability company, unlimited liability corporation, joint stock company or other entity, or a government or any political subdivision or agency thereof.

3.1.56           “Plan” means the modified second amended and restated plan of reorganization and compromise of the Corporation dated July 19, 2009 under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 and Section 191 of the Act.

3.1.57           “Pro Rata Multiple” means the quotient obtained by dividing (A) the aggregate Class A Preferred Share Liquidation Amount as of the end of the immediately preceding calendar quarter by (B) the aggregate outstanding principal amount of the Notes (including, for the avoidance of doubt, all interest on the Notes previously paid-in-kind) and all other accrued and unpaid interest on the Notes, in each case as of the end of the immediately preceding calendar quarter.

3.1.58           “Pro Rata Redemption Amount” has the meaning ascribed thereto in Subsection 2.6.4.1.

3.1.59           “Re-Pricing Decision” means that the Corporation has failed (A) to pay all Cash Dividends accrued over a Class A Preferred Share Quarterly Dividend Period on the Class A Preferred Share Dividend Payment Date immediately following such Class A Preferred Share Quarterly Dividend Period at a time when the EBITDAR of the Corporation, determined on a rolling basis, for the four (4) fiscal quarters of the Corporation ended on the last day of such Class A Preferred Share Dividend Payment Period, is three hundred, fifty million US$ (US$350,000,000) or more, (B) to deliver the notice referred to in Subsection 2.6.3.2 hereof to the holders of Class A Preferred Shares or to redeem any Class A Preferred Shares as and when required pursuant to Subsection 2.6.3 hereof or (C) to deliver the offer to redeem referred to in subsection 2.6.4.2 hereof to the holders of Class A Preferred Shares or to redeem any Class A Preferred Shares as and when required pursuant to the Subsection 2.6.4 hereof.

3.1.60           “special meeting” means, in respect to shareholders of the Corporation, a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

3.1.61           “Special Resolution” means a resolution passed by not less than two-thirds (2/3) of the votes cast by show of hands or on a ballot at a special meeting of shareholders, or at a special meeting of the shareholders of a class.

3.1.62           “Stock Exchange” means the Toronto Stock Exchange.

3.1.63           “Term Facility Credit Agreement” means the term facility credit agreement dated the Original Issuance Date among, inter alia, the Corporation and Novink (USA) Corp. (successor in interest to Quebecor World Capital Corporation), as borrowers, the guarantors party thereto, Credit Suisse, General Electric Capital Corporation, GE Canada Finance Holding Company and Wachovia Bank, National Association, as co-administrative agents and co-collateral agents, and the lenders party thereto from time to time, for the provision of a four hundred, fifty million US$ (US$450,000,000) term facility to the borrowers, as such agreement may from time to time be amended, restated, supplemented or otherwise modified or replaced.

3.1.64           “Term Maturity Date” has the meaning given to “Maturity Date” in the Term Facility Credit Agreement (on the terms in effect on the Original Issuance Date).

3.1.65           “Trading Day” means any day on which the Stock Exchange is open for trading.

3.1.66           “Unpaid Cash Dividends” has the meaning ascribed thereto in Subsection 2.4.2 hereof.

3.1.67           “US$” and “$” means United States dollars.

3.1.68           “US$ Equivalent” means, in respect of an amount expressed in Other Currency on an applicable measurement date, the result obtained by dividing (A) such amount of Other Currency, by (B) the Currency Exchange Rate for the purchase of US$ with such Other Currency on the immediately preceding Business Day.

3.1.69           “Voting Conversion Date” has the meaning ascribed thereto in Subsection 2.1.1 hereof, except as otherwise provided in Subsection 2.1.11 hereof.

3.1.70           “VWAP” means, in respect of the Common Shares, the volume weighted average trading price of the Common Shares for a specified period on the Stock Exchange, quotation system or over-the-counter market where the security has the highest trading volume, calculated including only trades made on such exchange, quotation system or over-the-counter market during normal trading hours (prior to 4:00 p.m., Toronto time) by dividing the total value of Common Shares by the total volume of the Common Shares traded for the specified period.

3.2           Other Interpretation Matters.

3.2.1             In the event that any date on or by which any action is required to be taken by the Corporation, a holder of Class A Preferred Shares or a holder of Common Shares under the Articles is not a Business Day, then such action shall be required to be taken on or by the next succeeding day that is a Business Day.

3.2.2             In the event of the non-receipt of a cheque by the registered holder(s) of the Class A Preferred Shares or Common Shares, as the case may require, entitled to such cheque, or the loss or destruction thereof, the Corporation, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, shall, subject to Subsection 2.6.4 hereof, promptly issue to such registered holder(s) a replacement cheque for the amount of such cheque.

3.2.3             Other than as specified above, words and expressions defined in the Act have the same meanings when used herein.  Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.  The terms “including” or “includes” mean “including, without limitation” or “includes, without limitation” respectively.

3.2.4             Unless otherwise specified in these Articles of Reorganization, each accounting term not otherwise defined in these Articles of Reorganization has the meaning ascribed thereto and each calculation is to be made in accordance with generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time.

* * * * *